EXHIBIT 99.3

Notice to ASX/LSE

Results of Rio Tinto annual general meetings
6 May 2026

The annual general meetings of Rio Tinto plc and Rio Tinto Limited were held on 6 May 2026 as contemporaneous meetings in London and in Perth respectively.
Under Rio Tinto’s dual-listed companies (DLC) structure, decisions on significant matters affecting shareholders of Rio Tinto plc and Rio Tinto Limited in similar ways are proposed as Joint Decision Matters, and the poll is voted on by shareholders of both companies as a joint electorate. Resolutions 1 to 17 contained in the notices of meeting of each Rio Tinto plc and Rio Tinto Limited fall into this category. The results of these resolutions proposed as Joint Decision Matters are set out in table 1 below.
In addition to these Joint Decision matters, Resolutions 18 to 21 in the Rio Tinto plc notice of meeting were put to Rio Tinto plc shareholders only. The results of these resolutions are set out in table 2 below. Resolution 18 in the Rio Tinto Limited notice of meeting was put to Rio Tinto Limited shareholders only. The result of this resolution is set out in table 3 below.
All resolutions were carried.
The results of the Rio Tinto plc polls were certified by the scrutineer, Computershare Investor Services PLC, and the results of the Rio Tinto Limited polls were as reported by the duly appointed returning officer, a representative of Computershare Investor Services Pty Limited. Information on the final proxy positions for each meeting is detailed in Appendix 1, and the votes cast on each resolution as a percentage of the issued capital of each company is set out on our website at riotinto.com/agm.
Table 1
The following Joint Decision Matter resolutions were put to the Rio Tinto plc and Rio Tinto Limited shareholders by polls at the annual general meetings. The results of the polls were as follows:

Resolution		Total Votes Cast	For		Against		Withheld/ Abstained ¹
			Number	%	Number	%
1.	Receipt of the 2025 Annual Report	1,141,782,786	1,139,524,830	99.80	2,257,956	0.20	4,355,346
2.	Approval of the Directors’ Remuneration Report: Implementation Report	1,137,718,341	1,123,351,144	98.74	14,367,197	1.26	8,408,314
3.	Approval of the Directors’ Remuneration Report	1,137,693,665	1,122,205,625	98.64	15,488,040	1.36	8,439,830
4.	Approval of potential termination benefits	1,143,540,123	1,140,183,109	99.71	3,357,014	0.29	2,591,753
5.	To elect Simon Trott as a Director	1,144,191,874	1,137,594,657	99.42	6,597,217	0.58	1,945,245
6.	To re-elect Dominic Barton BBM as a Director	1,144,114,395	1,085,812,832	94.90	58,301,563	5.10	2,026,996

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7.	To re-elect Peter Cunningham as a Director	1,144,120,201	1,132,566,187	98.99	11,554,014	1.01	2,017,451
8.	To re-elect Dean Dalla Valle as a Director	1,142,175,661	1,096,743,758	96.02	45,431,903	3.98	3,958,500
9.	To re-elect Susan Lloyd-Hurwitz AM as a Director	1,144,063,222	1,138,147,801	99.48	5,915,421	0.52	2,070,939
10.	To re-elect Jennifer Nason as a Director	1,144,059,543	1,130,625,559	98.83	13,433,984	1.17	2,067,668
11.	To re-elect Joc O’Rourke as a Director	1,144,064,997	1,129,694,258	98.74	14,370,739	1.26	2,066,944
12.	To re-elect Sharon Thorne as a Director	1,143,347,910	1,115,950,217	97.60	27,397,693	2.40	2,784,051
13.	To re-elect Ngaire Woods CBE as a Director	1,143,787,293	1,127,606,732	98.59	16,180,561	1.41	2,344,668
14.	To re-elect Ben Wyatt as a Director	1,144,074,094	1,114,947,148	97.45	29,126,946	2.55	2,057,867
15.	Re-appointment of auditors	1,143,508,124	1,142,887,254	99.95	620,870	0.05	2,622,678
16.	Remuneration of auditors	1,144,089,757	1,143,246,851	99.93	842,906	0.07	2,041,942
17.	Authority to make political donations	1,137,752,537	1,129,485,391	99.27	8,267,146	0.73	8,379,542

¹ In calculating the results of the respective polls under the joint electoral procedure, “withheld” votes at Rio Tinto plc’s meeting are aggregated with “abstained” votes at Rio Tinto Limited’s meeting. For all relevant purposes “withheld” votes and “abstained” votes have the same meaning. They are not included in the calculation of the proportion of votes for and against each resolution.

Table 2

The following resolutions were put to Rio Tinto plc shareholders only and were carried. Resolution 18 was carried as an ordinary resolution and Resolutions 19 to 21 as special resolutions. In accordance with the UK Listing Authority’s Listing Rule 6.4.2, copies of all the resolutions passed by Rio Tinto plc shareholders, other than ordinary business, will be submitted to the National Storage Mechanism and will be available for inspection at https://data.fca.org.uk/#/nsm/nationalstoragemechanism. The results of the polls were as follows:

Resolution		Total Votes Cast	For		Against		Withheld/ Abstained
			Number	%	Number	%
18.	General authority to allot shares	928,358,859	900,839,073	97.04	27,519,786	2.96	1,849,045
19.	Disapplication of pre-emption rights	927,655,170	903,490,325	97.40	24,164,845	2.60	2,552,734
20.	Authority to purchase Rio Tinto plc shares	928,505,682	744,695,870	80.20	183,809,812	19.80	1,714,735
21.	Notice period for general meetings other than AGMs	928,493,723	894,986,475	96.39	33,507,248	3.61	1,714,181

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Table 3
Resolution 18 below was put to Rio Tinto Limited shareholders only. Resolution 18 was carried as an ordinary resolution. The results of the poll were as follows:

Resolution		Total Votes Cast	For		Against		Withheld / Abstained
			Number	%	Number	%
18.	Renewal of on-market share buy-back authority	213,856,711	211,374,956	98.84	2,481,755	1.16	2,065,693
Rio Tinto plc LEI: 213800YOEO5OQ72G2R82
Rio Tinto Limited LEI: 529900X2VMAQT2PE0V24

Notice to ASX/LSE

Contacts
Please direct all enquiries to media.enquiries@riotinto.com

Media Relations, United Kingdom Matthew Klar M +44 7796 630 637 David Outhwaite M +44 7787 597 493	Media Relations, Australia Matt Chambers M +61 433 525 739 Alyesha Anderson M +61 433 525 739 Rachel Pupazzoni M +61 438 875 469 Bruce Tobin M +61 419 103 454	Media Relations, Canada Vanessa Damha M +1 514 715 2152 Malika Cherry M +1 418 592 7293 Media Relations, US & Latin America Jesse Riseborough M +1 202 394 9480
Investor Relations, United Kingdom Rachel Arellano M +44 7584 609 644 David Ovington M +44 7920 010 978 Laura Brooks M +44 7826 942 797 Weiwei Hu M +44 7825 907 230	Investor Relations, Australia Tom Gallop M +61 439 353 948 Eddie Gan Och M +61 477 599 714
Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885	Rio Tinto Limited Level 43, 120 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404
This announcement is authorised for release to the market by Andy Hodges, Rio Tinto’s Group Company Secretary.

riotinto.com

Notice to ASX/LSE

Appendix 1

FINAL PROXY POSITION

Shareholders are encouraged to look at the voting figures provided in the main part of this announcement, as proxy figures may not be an accurate indication of the voting at the annual general meetings; a proxy is an authority or direction to the proxy holder to vote and not a vote itself. As such, the proxy figures do not reflect the votes cast by shareholders who attend the meeting in person, or through an attorney or corporate representative.

References in this appendix in respect of resolutions 1-17 to an appointment specifying that a proxy abstain on a resolution should, when referring to voting at Rio Tinto plc’s annual general meeting, be taken as references to the appointment specifying that the proxy withhold from voting on a resolution.

The proxy positions for each company (excluding the proxy votes carried from one meeting to the other meeting by the Special Voting Shares in accordance with the DLC structure) for the resolutions put to both Rio Tinto plc and Rio Tinto Limited shareholders under the joint electoral procedure were as follows:

PROXY POSITION FOR RIO TINTO PLC AND RIO TINTO LIMITED ON JOINT DECISIONS	Rio Tinto plc	Rio Tinto Limited
1. Receipt of the 2025 Annual Report
Total number of proxy votes exercisable by all proxies validly appointed:	927,231,222	214,467,614
Total number of proxy votes in respect of which the appointments specified that the proxy:
(i) was to vote for the resolution	925,192,756	212,940,316
(ii) was to vote against the resolution	1,839,008	418,946
(iii) was to abstain on the resolution	2,966,685	1,387,890
(iv) may vote at the proxy's discretion	199,458	1,108,352
2. Approval of the Directors’ Remuneration Report: Implementation Report
Total number of proxy votes exercisable by all proxies validly appointed:	922,113,926	215,534,877
Total number of proxy votes in respect of which the appointments specified that the proxy:
(i) was to vote for the resolution	909,700,743	212,790,256
(ii) was to vote against the resolution	12,211,232	1,654,317
(iii) was to abstain on the resolution	8,083,600	321,478
(iv) may vote at the proxy's discretion	201,951	1,090,304

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PROXY POSITION FOR RIO TINTO PLC AND RIO TINTO LIMITED ON JOINT DECISIONS	Rio Tinto plc	Rio Tinto Limited
3. Approval of the Directors’ Remuneration Report
Total number of proxy votes exercisable by all proxies validly appointed:	922,091,904	215,531,786
Total number of proxy votes in respect of which the appointments specified that the proxy:
(i) was to vote for the resolution	908,868,229	212,479,922
(ii) was to vote against the resolution	13,024,694	1,973,376
(iii) was to abstain on the resolution	8,105,622	324,867
(iv) may vote at the proxy's discretion	198,981	1,078,488
4. Approval of potential termination benefits
Total number of proxy votes exercisable by all proxies validly appointed:	928,268,914	215,196,539
Total number of proxy votes in respect of which the appointments specified that the proxy:
(i) was to vote for the resolution	926,310,588	212,980,373
(ii) was to vote against the resolution	1,759,698	1,100,539
(iii) was to abstain on the resolution	1,928,993	660,114
(iv) may vote at the proxy's discretion	198,628	1,115,627
5. To elect Simon Trott as a Director
Total number of proxy votes exercisable by all proxies validly appointed:	928,515,740	215,594,253
Total number of proxy votes in respect of which the appointments specified that the proxy:
(i) was to vote for the resolution	921,933,866	214,276,738
(ii) was to vote against the resolution	6,379,851	217,364
(iii) was to abstain on the resolution	1,682,167	262,400
(iv) may vote at the proxy's discretion	202,023	1,100,151

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PROXY POSITION FOR RIO TINTO PLC AND RIO TINTO LIMITED ON JOINT DECISIONS	Rio Tinto plc	Rio Tinto Limited
6. To re-elect Dominic Barton BBM as a Director
Total number of proxy votes exercisable by all proxies validly appointed:	928,458,879	215,569,207
Total number of proxy votes in respect of which the appointments specified that the proxy:
(i) was to vote for the resolution	877,303,915	207,095,053
(ii) was to vote against the resolution	50,943,599	7,354,852
(iii) was to abstain on the resolution	1,739,028	287,446
(iv) may vote at the proxy's discretion	211,365	1,119,302
7. To re-elect Peter Cunningham as a Director
Total number of proxy votes exercisable by all proxies validly appointed:	928,490,989	215,547,076
Total number of proxy votes in respect of which the appointments specified that the proxy:
(i) was to vote for the resolution	920,598,796	210,567,329
(ii) was to vote against the resolution	7,685,828	3,868,184
(iii) was to abstain on the resolution	1,706,918	309,577
(iv) may vote at the proxy's discretion	206,365	1,111,563
8. To re-elect Dean Dalla Valle as a Director
Total number of proxy votes exercisable by all proxies validly appointed:	926,542,591	215,554,859
Total number of proxy votes in respect of which the appointments specified that the proxy:
(i) was to vote for the resolution	886,285,138	209,030,229
(ii) was to vote against the resolution	40,043,468	5,388,431
(iii) was to abstain on the resolution	3,655,316	301,794
(iv) may vote at the proxy's discretion	213,985	1,136,199

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PROXY POSITION FOR RIO TINTO PLC AND RIO TINTO LIMITED ON JOINT DECISIONS	Rio Tinto plc	Rio Tinto Limited
9. To re-elect Susan Lloyd-Hurwitz AM as a Director
Total number of proxy votes exercisable by all proxies validly appointed:	928,435,811	215,549,603
Total number of proxy votes in respect of which the appointments specified that the proxy:
(i) was to vote for the resolution	923,984,251	212,769,061
(ii) was to vote against the resolution	4,243,842	1,668,102
(iii) was to abstain on the resolution	1,762,096	307,050
(iv) may vote at the proxy's discretion	207,718	1,112,440
10. To re-elect Jennifer Nason as a Director
Total number of proxy votes exercisable by all proxies validly appointed:	928,425,730	215,561,685
Total number of proxy votes in respect of which the appointments specified that the proxy:
(i) was to vote for the resolution	917,056,970	212,176,922
(ii) was to vote against the resolution	11,157,995	2,274,557
(iii) was to abstain on the resolution	1,772,177	294,968
(iv) may vote at the proxy's discretion	210,765	1,110,206
11. To re-elect Joc O’Rourke as a Director
Total number of proxy votes exercisable by all proxies validly appointed:	928,440,419	215,548,528
Total number of proxy votes in respect of which the appointments specified that the proxy:
(i) was to vote for the resolution	916,601,675	211,692,118
(ii) was to vote against the resolution	11,631,727	2,739,010
(iii) was to abstain on the resolution	1,757,488	308,105
(iv) may vote at the proxy's discretion	207,017	1,117,400

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PROXY POSITION FOR RIO TINTO PLC AND RIO TINTO LIMITED ON JOINT DECISIONS	Rio Tinto plc	Rio Tinto Limited
12. To re-elect Sharon Thorne as a Director
Total number of proxy votes exercisable by all proxies validly appointed:	927,718,603	215,552,429
Total number of proxy votes in respect of which the appointments specified that the proxy:
(i) was to vote for the resolution	903,100,363	211,456,161
(ii) was to vote against the resolution	24,417,507	2,976,754
(iii) was to abstain on the resolution	2,479,304	304,224
(iv) may vote at the proxy's discretion	200,733	1,119,514
13. To re-elect Ngaire Woods CBE as a Director
Total number of proxy votes exercisable by all proxies validly appointed:	928,434,314	215,276,101
Total number of proxy votes in respect of which the appointments specified that the proxy:
(i) was to vote for the resolution	914,235,592	211,973,576
(ii) was to vote against the resolution	13,994,373	2,184,756
(iii) was to abstain on the resolution	1,763,593	580,552
(iv) may vote at the proxy's discretion	204,349	1,117,769
14. To re-elect Ben Wyatt as a Director
Total number of proxy votes exercisable by all proxies validly appointed:	928,442,909	215,554,307
Total number of proxy votes in respect of which the appointments specified that the proxy:
(i) was to vote for the resolution	902,019,742	211,515,722
(ii) was to vote against the resolution	26,217,654	2,906,987
(iii) was to abstain on the resolution	1,754,998	302,346
(iv) may vote at the proxy's discretion	205,513	1,131,598

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PROXY POSITION FOR RIO TINTO PLC AND RIO TINTO LIMITED ON JOINT DECISIONS	Rio Tinto plc	Rio Tinto Limited
15. Re-appointment of auditors
Total number of proxy votes exercisable by all proxies validly appointed:	927,826,699	215,603,741
Total number of proxy votes in respect of which the appointments specified that the proxy:
(i) was to vote for the resolution	927,162,428	214,321,353
(ii) was to vote against the resolution	460,585	160,171
(iii) was to abstain on the resolution	2,371,208	251,123
(iv) may vote at the proxy's discretion	203,686	1,122,217
16. Remuneration of auditors
Total number of proxy votes exercisable by all proxies validly appointed:	928,464,852	215,548,680
Total number of proxy votes in respect of which the appointments specified that the proxy:
(i) was to vote for the resolution	927,786,007	214,075,537
(ii) was to vote against the resolution	480,371	362,376
(iii) was to abstain on the resolution	1,733,055	307,081
(iv) may vote at the proxy's discretion	198,474	1,110,767
17. Authority to make political donations
Total number of proxy votes exercisable by all proxies validly appointed:	922,134,216	215,542,584
Total number of proxy votes in respect of which the appointments specified that the proxy:
(i) was to vote for the resolution	916,172,149	211,977,724
(ii) was to vote against the resolution	5,765,925	2,494,891
(iii) was to abstain on the resolution	8,063,179	314,069
(iv) may vote at the proxy's discretion	196,142	1,069,969

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The proxy positions for the resolutions put to the Rio Tinto plc shareholders only were as follows:

PROXY POSITION FOR RIO TINTO PLC ONLY MATTERS	Rio Tinto plc
18. General authority to allot shares
Total number of proxy votes exercisable by all proxies validly appointed:	928,348,863
Total number of proxy votes in respect of which the appointments specified that the proxy:
(i) was to vote for the resolution	900,632,367
(ii) was to vote against the resolution	27,519,784
(iii) was to abstain on the resolution	1,849,044
(iv) may vote at the proxy's discretion	196,712
19. Disapplication of pre-emption rights
Total number of proxy votes exercisable by all proxies validly appointed:	927,646,561
Total number of proxy votes in respect of which the appointments specified that the proxy:
(i) was to vote for the resolution	903,284,011
(ii) was to vote against the resolution	24,164,793
(iii) was to abstain on the resolution	2,551,346
(iv) may vote at the proxy's discretion	197,757
20. Authority to purchase Rio Tinto plc shares
Total number of proxy votes exercisable by all proxies validly appointed:	928,495,686
Total number of proxy votes in respect of which the appointments specified that the proxy:
(i) was to vote for the resolution	744,490,557
(ii) was to vote against the resolution	183,809,810
(iii) was to abstain on the resolution	1,714,734
(iv) may vote at the proxy's discretion	195,319

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PROXY POSITION FOR RIO TINTO PLC ONLY MATTERS	Rio Tinto plc
21. Notice period for general meetings other than AGMs
Total number of proxy votes exercisable by all proxies validly appointed:	928,485,114
Total number of proxy votes in respect of which the appointments specified that the proxy:
(i) was to vote for the resolution	894,779,352
(ii) was to vote against the resolution	33,507,264
(iii) was to abstain on the resolution	1,712,793
(iv) may vote at the proxy's discretion	198,498

The proxy position for the resolution put to the Rio Tinto Limited shareholders only was as follows:

PROXY POSITION FOR RIO TINTO LIMITED ONLY MATTERS	Rio Tinto Limited
18. Renewal of on-market share buy-back authority
Total number of proxy votes exercisable by all proxies validly appointed:	213,792,722
Total number of proxy votes in respect of which the appointments specified that the proxy:
(i) was to vote for the resolution	210,207,224
(ii) was to vote against the resolution	2,473,838
(iii) was to abstain on the resolution	2,063,393
(iv) may vote at the proxy's discretion	1,111,660